EXHIBIT 99.1

YM BioSciences, Q2 2005 Letter to Shareholders

Dear Shareholders,

During the second quarter of fiscal 2005, we significantly advanced both of the late-stage anti-cancer drugs in our portfolio. For tesmilifene, enrollment for our pivotal breast cancer trial continued as planned and we made significant progress towards broadening the market potential for this drug through partnerships and by targeting additional cancer indications. For TheraCIM hR3, progress was made on numerous fronts; we announced clinical results exceeding expectations from two trials, and trials in additional indications were initiated to broaden the market potential for this drug as well.

Enrollment for our tesmilifene breast cancer registration trial accelerated significantly in the second quarter. At the end of the quarter, by December 31st, 176 patients had been randomized to the trial and as at February 10th, 240 patients had been enrolled from 16 countries in 50 of the 74 hospitals which are now open. We continue to anticipate that enrollment of the 700 patients in the trial will be completed by the calendar third quarter of 2005 and include some 90 hospitals in 20 countries. A chart showing enrollment and the number of sites is available on our website under “Products” then “Tesmilifene”. If our enrolment target is met and survival results are similar to those from the initial tesmilifene phase III trial, then we should be in position to submit tesmilifene for FDA approval in late calendar 2006 or early 2007 based on an interim analysis of data, as previously agreed with the FDA.

Subsequent to the end of the quarter, we announced a partnership with the Shin Poong Pharmaceutical Company of Seoul, Korea to expand the development program for tesmilifene into gastric cancer. This agreement reflects our strategy to expand tesmilifene's market potential both geographically and by demonstrating its efficacy in additional cancer patient populations beyond metastatic breast and hormone-refractory prostate cancer, the indications on which clinical trials have concentrated to date. Shin Poong expects tesmilifene could be launched as early as 2008 for the treatment of gastric cancer. They will also launch a bridging study in calendar 2005, allowing the breast cancer study currently underway by YM to be expanded into Korea and other Asian countries. The agreement results in YM retaining all markets except South Korea for the expansion into additional indications and markets. We also anticipate initiating a metastatic breast cancer trial for tesmilifene in combination with Taxotere® to establish the potentiating ability of our drug with additional chemotherapy classes and a protocol for this trial has been approved.

For TheraCIM hR3, our humanized monoclonal antibody that targets the EGF receptor, numerous positive developments occurred during the quarter. Following the awarding of Orphan Drug Designation for glioma for Europe in the second quarter, we obtained Orphan Drug Status for the same indication by the FDA for the US. We also announced preliminary results from a randomized Phase II pivotal trial conducted in China by YM's licensor, CIMAB, assessing the efficacy and safety of TheraCIM h-R3 combined with radiation compared to radiation alone in locally advanced nasopharyngeal cancer. The study was highly successful, reporting a 90.6% complete response compared to 51.5% in the radiation-alone group.

The Phase II trial using TheraCIM h-R3 as a monotherapy in children with brain cancer (glioma), being conducted by our European partner, Oncoscience AG, achieved the clinical milestone that permits the initiation of a pivotal trial for the drug in this population. The new study will be a randomized Phase III trial comparing radiation (the standard-of-care) to radiation plus TheraCIM h-R3 as first-line therapy following surgery. This trial is expected to enroll 100 patients and is targeted for completion in the second quarter of calendar 2006. Results from the original trial will be formally presented at the "European High-Grade Glioma Meeting" on February 25-26, 2005 in Regensburg, Germany.

In November, Oncoscience AG also initiated a monotherapy trial for TheraCIM in metastatic pancreatic cancer and anticipates completing its first clinical assessment in mid-2005 following a review of the first 30 patients in the trial. Oncoscience has also made an application for a randomized Phase III pivotal trial in adults with glioma and they anticipate initiating this trial in early 2005. Additional trials in lung cancer and/or a confirmatory multinational adult glioma trial for the drug are also being planned by YM.

YM is a drug development company, and as our pipeline matures, we will wish to continue to add new drug candidates to our portfolio. We continue to advance our earlier stage drug, Norelin™, with data expected in early 2005 from an extension of the Phase I/II prostate cancer trial. These results will determine to what degree the drug’s development program will be expanded. We are also actively engaged in the assessment of several development candidates that would complement and expand our portfolio. Among the many available therapeutic candidates, we are looking for specific opportunities in which we can add value at a reasonable price. We are looking forward to developments in this respect.

Financially, we are well capitalized to maintain our high level of activity. We entered the second fiscal quarter having raised more than $20 million in a bought deal from primarily US based investors. With $33.7 million in cash, we have sufficient funds to execute our development programs beyond calendar 2006.

On behalf of the Board of Directors and management team at YM BioSciences, we thank you for your support and look forward to sharing our progress with you moving forward.

Sincerely,

David G.P. Allan,
Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and six months ended December 31, 2004 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our 2004 Annual Report.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. All amounts presented are in Canadian dollars unless otherwise stated.

Nature of Operations

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from external basic and applied research. The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets.

Results of Operations

Revenue from out-licensing was $300,488 for the quarter and $661,866 for the year-to-date (YTD) from the agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) last July for HER-1 and TGFa. Interest revenue was $221,036 for the quarter and $328,132 YTD compared to $53,156 for the same quarter last year and $104,762 for YTD last year resulting from having more cash on hand this year than last, primarily as a result of financing activities.

Total expenditures for the quarter and year-to-date ended December 31, 2004 were $3,379,021 and $5,960,757 respectively compared to $1,328,324 and $2,216,002 respectively for the same periods last year. Licensing and Product Development expenses were $2,119,762 for the quarter and $3,443,466 for the YTD compared to $564,838 and $889,423 respectively for the same periods a year ago. This year includes increased expenditures for the development of tesmilifene of approximately $1,663,000 for the quarter and $2,500,000 for the year-to-date; the main component is the Phase III clinical trial in patients with metastatic and recurrent breast cancer that commenced last March. General and Administrative expenses for the quarter and YTD were $1,259,259 and $2,517,291 up from $763,486 and $1,326,579 for the same periods in the prior year, due to employee stock options expensed , increased investor relations expenses and the cost of obtaining a listing on AMEX. The Corporation’s stock began trading on AMEX on October 1, 2004.

The unrealized gain on foreign exchange of $27,333 for the quarter and unrealized loss on foreign exchange of $128,104 for the YTD results from the translation of funds held in foreign currencies.

Net loss for the quarter was $2,830,164 and for the year-to-date was $5,098,863 compared to $1,275,168 and $2,111,240 respectively for the same periods last year.

SUMMARY OF QUARTERLY RESULTS
	AS PREVIOUSLY REPORTED			RESTATED
	Revenue	Net Loss(1)	Basic and diluted loss per Common Share(1)	Net Loss(1)	Basic and diluted loss per Common Share(1)
December 31, 2004	$521,524	$2,830,164	$0.08
September 30, 2004	$468,474	$2,268,699	$0.08
June 30, 2004	$121,983	$3,047,917	$0.10	$3,402,195	$0.12
March 31, 2004	$120,441	$1,950,000	$0.08	$2,264,464	$0.10
December 31, 2003	$53,156	$1,185,260	$0.07	$1,275,168	$0.07
September 30, 2003	$51,607	$723,580	$0.04	$836,072	$0.05
June 30, 2003	$61,436	$1,095,643	$0.08	$1,208,135	$0.09
March 31, 2003	$74,601	$2,054,044	$0.16	$2,059,262	$0.16

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. (See Changes in Accounting Policies.)

Liquidity and Capital Resources

Since its inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issues. Since the Corporation does not have net earnings from its operations, the Corporation’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Corporation issued warrants to the underwriters entitling the holders to purchase 693,167 units at the offering price for a period of 36 months after the date of issue.

As at December 31, 2004 the Corporation had cash and short-term deposits totaling $33,785,404 and current liabilities of $813,399 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004. Management expects that the current cash reserves will be sufficient to fund the Corporation’s current development program through the end of the 2006 fiscal year.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States under the Securities Exchange Act of 1934, as amended. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 we filed a registration statement on Form F-1 to register the sale, from time to time, by certain US shareholders of certain securities issued to US purchasers in connection with the December 2003 and September 2004 financings.

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: the amount of development expenditures expensed vs. capitalized; the fair value of options and share purchase warrants; the amount reserved against the amount advanced to joint ventures in excess of the Corporation's proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

All expenditures incurred by the joint ventures are funded by advances from the Corporation. The Corporation will not be able to recover the advances unless and until the joint venture's net income exceeds the amount of the cumulative advances. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners' share of the advances.

The Corporation and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not “more likely than not” that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

Changes in Accounting Policies

Prior to July 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options awarded to non-employees and applied the settlement method of accounting to stock options awarded to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $176,983 (2003 - $89,908) and $345,155 (2003 - $146,154) for the three and six months ended December 31, 2004 and 2003 respectively with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the basic and diluted loss per share by $0.01 for each of the six months ended December 31, 2004 and 2003. There was no impact to basic and diluted loss per share for the three month periods ended December 31, 2004 and 2003.

Revenue recognition. Out-licensing revenue is recognized when conditions and events under agreements have been met and the collection is reasonably assured. Current period revenue is comprised of two non-refundable payments received from an out-licensing agreement.

Accounting guideline 15 dealing with Variable Interest Entities becomes effective on January 1, 2005. It is not expected to have any impact on the consolidated financial statements.

Other MD&A Requirements

Outstanding Share Data as at December 31, 2004:

Common Shares	$77,117,230
Warrants	$5,208,720
Number of common shares	35,038,289
Number of Warrants	10,781,861

Additional information relating the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: February 8, 2005

Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Six months ended December 31, 2004
(Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in Canadian dollars)
(Unaudited)

	December 31,	June 30,
	2004	2004

		(Restated - note 2)
Assets
Current assets:
Cash and cash equivalents (note 3)	$33,785,404	$5,493,907
Short-term deposits	-	14,893,951
Marketable securities	19,715	19,715
Accounts receivable and prepaid expenses	245,753	463,838

	34,050,872	20,871,411
Capital assets	12,365	11,381

	$34,063,237	$20,882,792

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$693,056	$993,272
Accrued liabilities	120,343	170,439

	813,399	1,163,711
Shareholders' equity:
Share capital	77,117,230	59,841,914
Share and unit purchase warrants	5,208,720	3,627,239
Contributed surplus	915,350	569,195
Deficit accumulated during the development stage	(49,991,462)	(44,319,267)

	33,249,838	19,719,081
Commitments (note 6)

	$34,063,237	$20,882,792

See accompanying notes to consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Operations
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004

		(Restated - note 2)		(Restated - note 2)	(Restated - note 2)
Out-licencing revenue (note 4)	$300,488	$-	$661,866	$-	$661,866
Interest income	221,036	53,156	328,132	104,762	3,116,550

	521,524	53,156	989,998	104,762	3,778,416
Expenses:
General and administrative	1,259,259	763,486	2,517,291	1,326,579	17,350,662
Licensing and product development	2,119,762	564,838	3,443,466	889,423	34,319,853

	3,379,021	1,328,324	5,960,757	2,216,002	51,670,515

Loss before the undernoted	(2,857,497)	(1,275,168)	(4,970,759)	(2,111,240)	(47,892,099)
Net loss on marketable securities	-	-	-	-	(1,173,826)
Unrealized gain (loss) on foreign exchange	27,333	-	(128,104)	-	(128,104)

Loss before income taxes	(2,830,164)	(1,275,168)	(5,098,863)	(2,111,240)	(49,194,029)
Income taxes	-	-	-	-	7,300

Loss for the period	$(2,830,164)	$(1,275,168)	$(5,098,863)	$(2,111,240)	$(49,201,329)

Basic and diluted loss per common share	$(0.08)	$(0.07)	$(0.16)	$(0.12)

Weighted average number of common shares outstanding	35,125,107	17,418,892	31,906,888	17,430,393

See accompanying notes to consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004

		(Restated - note 2)		(Restated - note 2)	(Restated - note 2)
Deficit, beginning of period:
As previously reported	$(46,587,966)	$(37,194,751)	$(43,779,888)	$(36,411,810)	$-
Adjustment to reflect change in accounting for employee stock options	-	(115,101)	(539,379)	(58,855)	-

As restated	(46,587,966)	(37,309,852)	(44,319,267)	(36,470,665)	-
Cost of purchasing shares for cancellation in excess of book value	(573,332)	(153,589)	(573,332)	(156,704)	(790,133)
Loss for the period	(2,830,164)	(1,275,168)	(5,098,863)	(2,111,240)	(49,201,329)

Deficit, end of period	$(49,991,462)	$(38,738,609)	$(49,991,462)	$(38,738,609)	$(49,991,462)

See accompanying notes to consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004

		(Restated - note 2)		(Restated - note 2)	(Restated - note 2)
Cash provided by (used in):
Operating activities:
Loss for the period	$(2,830,164)	$(1,275,168)	$(5,098,863)	$(2,111,240)	$(49,201,329)
Items not involving cash:
Depreciation	936	-	1,720	14,910	260,667
Gain on sale of marketable securities	-	-	-	-	(638,332)
Unrealized loss on marketable securities	-	-	-	-	1,812,158
Stock-based compensation (note 2)	176,983	106,158	346,155	162,404	915,350
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	163,382	45,585	218,085	74,187	(245,753)
Accounts payable and accrued liabilities	(336,754)	209,680	(350,312)	179,614	813,399

	(2,825,617)	(913,745)	(4,883,215)	(1,680,125)	(46,283,840)
Financing activities:
Net proceeds from issuance of shares and warrants	-	17,047,001	18,972,307	17,047,001	80,964,645
Exercise of options	43,650	-	91,067	-	1,635,442
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	(779,909)	(225,259)	(779,909)	(230,379)	(1,029,678)

	(736,259)	16,821,742	18,283,465	16,816,622	78,940,037
Investing activities:
Maturity of short-term deposits	-	-	14,893,951	-	-
Proceeds on sale of marketable securities	-	-	-	-	1,402,239
Additions to capital assets	(2,704)	(1,565)	(2,704)	(3,724)	(273,032)

	(2,704)	(1,565)	14,891,247	(3,724)	1,129,207

Increase (decrease) in cash and cash equivalents	(3,564,580)	15,906,432	28,291,497	15,132,773	33,785,404
Cash and cash equivalents, beginning of period	37,349,984	6,901,807	5,493,907	7,675,466	-

Cash and cash equivalents, end of period	$33,785,404	$22,808,239	$33,785,404	$22,808,239	$33,785,404

See accompanying notes to consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of their application as the audited annual financial statements for the year ended June 30, 2004 except as described below. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and should be read in conjunction with the audited annual consolidated financial statements.

Revenue recognition:

Out-licencing revenue is recognized when conditions and events under agreements have been met and collectibility is reasonably assured.

2.	Stock-based compensation:

Prior to July 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

2.	Stock-based compensation (continued):

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, was amended to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $176,983 (2003 - $89,908) and $346,155 (2003 - $146,154) for the three and six months ended December 31, 2004 and 2003, and to increase the net loss by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the basic and diluted loss per share by $0.01 for each of the six months ended December 31, 2004 and 2003. There was no impact to basic and diluted loss per share for the three month periods ended December 31, 2004 and 2003.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2005	2004

Number of options issued	46,049	825,620
Risk-free interest rate	3.01% - 4.32%	3.2% - 4.43%
Volatility factor	120%	86% - 120%
Contractual life of options	up to 10 years	5 - 10 years
Vesting period (months)	Immediately - 24	12 - 40
Weighted average fair value of options granted	$1.34	$1.17

On August 17, 2004, the Company issued 11,049 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $3,408 was expensed and recorded as contributed surplus.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

2.	Stock-based compensation (continued):

On November 9, 2004, the Company issued 35,000 stock options to its employees. The fair value of these options using the Black-Scholes fair value option pricing model of $58,100 is being expensed over the award's vesting period.

3.	Cash and cash equivalents:

At December 31, 2004, cash and cash equivalents include amounts carried in foreign currencies of U.S. $249,990 (June 30, 2004 - nil) and ₤904,820 (June 30, 2004 - ₤1,273,296).

4.	Out-licencing agreement:

On July 13, 2004, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing licence agreement is suspended and in consideration for the suspension of the existing licence, the Company is entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ending December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licencing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. Finally, the Company retains an interest in the revenue from the manufacture and marketing of the products or from their sub-licencing.

During the quarter ended December 31, 2004, the second of the four payments was received, the specific terms and conditions were satisfied, and accordingly, the amount was reflected in income.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Six months ended December 31, 2004
(Unaudited)

5.	Share capital and contributed surplus:

On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consists of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated $17,390,826 to capital stock and $1,581,481 to share purchase warrants on a relative fair value basis using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

6.	Commitments:

The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients at a number of sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and paying a penalty of 10% of any remaining commitment.

The Company has also entered into another similar contract dated December 2004 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £194,527 ($448,093). The cost is based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days notice, in which case, the Company would pay for cost to date plus a cost equal to 10% of the remainder of the contract price.

8